Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

Date: September 30, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Melissa Raminpour, Heather Clark and Claire Erlanger

Re:	Iao Kun Group Holding Company Limited

Form 20-F for the Year Ended December 31, 2015

File No. 001-34804

Dear Sir/Madam,

We are writing in response to the comment letter dated September 21, 2016 (the “Comment Letter”) regarding Form 20-F for the Year Ended December 31, 2015 as filed with the Securities and Exchange Commission on March 11, 2016 (“2015 Form 20-F”).

For the convenience of your review, we have set forth each comment contained in the Comment Letter along with Iao Kun Group Holding Company Limited’s (“IKGH” or the “Company”) response.

Form 20-F for the Year Ended December 31, 2015

Financial Statements

Consolidation Statements of Operations and Comprehensive Income, pages F-3

1.	We refer to the significant gains and losses related to the change in fair value of contingent consideration for acquisitions. We note from page 51 that you previously estimated that the Oriental VIP room would significantly outperform its base earn out rolling chip turnover target and have since revised this estimate to reflect that you no longer believe it will meet this target. Given the significance of the changes in the fair value of contingent consideration, please revise to provide more robust disclosure concerning the reasons for the changes, including why you believed as of December 31, 2014 that the target would be met and on December 31, 2015 you no longer believed this to be the case. Your response and revised disclosure should provide enough detail for a reader to understand the factors involved in your estimation of these liabilities including significant assumptions and the reasons behind any changes in those assumptions. Your response and revised disclosure should also discuss the reasons for the significant increase in the contingent consideration liabilities related to Bao Li and Oriental VIP Room during the year ended December 31, 2014. We may have further comment upon receipt of your response.

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

Response:

The Company believes the current disclosure describing the reasons for the changes, including factors involved in our estimation of these liabilities in the footnotes and MD&A, is sufficient. Please see below:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We have mentioned the factors and reasons on pages 42, 43, 50, 51, 53 and 54 of the 2015 Form 20-F. We have provided Macau’s gaming and tourism data from 2011 to 2015 and discussed the reasons for changes in these years on pages 42 and 43 of the 2015 Form 20-F as follows.

“Our business is and will be influenced most significantly by the growth or decline of the gaming and tourism markets in Macau……. From 2008 to 2015, gross gaming revenues in Macau increased at a compound annual growth rate (” CAGR”) of 11.21% and the number of hotel guests staying in Macau increased at a CAGR of 4.36%, according to the Gaming Inspection and Coordination Bureau (“DICJ”) and the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”), respectively. In 2011, 2012, 2013, 2014 and 2015, gross gaming revenues in Macau reached US$33.4 billion, US$38.0 billion, US$45.2 billion, US$44.1 billion and $28.9 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012, 2013, 2014 and 2015, the total number of hotel guests staying in Macau was approximately 12.9 million, 13.6 million, 14.3 million, 14.6 million and 14.3 million, respectively, according to the DSEC.” (P.42)

“Starting from the first quarter of 2015, the number of visitors to Macau, particularly visitors from China’s Guangdong province (where most of our visitors come from), began to decline significantly due to the tightening of Chinese government policies and regulatory factors, such as visa restrictions and restrictions on credit card usage, which also greatly impacted the overall gross gaming revenues in Macau.” (P.43)

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

“Such decline was primarily a result of slower economic growth in parts of mainland China, the on-going anti-corruption campaign in mainland China, as well as the continued tightening of government policies (including visa restrictions and restrictions on credit card usage) by the Chinese government in recent years. The continued economic slowdown in mainland China will likely adversely affect the Macau gaming industry and our results of operations.” (P.43)

We have discussed the reasons which result in decreased revenue on Pages 50, 51, 53 and 54 as follows:

“During 2015, we experienced a significant decrease in our Rolling Chip Turnover compared to 2014. Our Rolling Chip Turnover was $6.4 billion and $16.6 billion in 2015 and 2014, respectively, a 61.4% decrease. Our Rolling Chip Turnover was significantly impacted by:

•	a higher than the statistical average win rate which may result in lower Rolling Chip Turnover;
•	potential players being deterred by a variety of factors including increased oversight of credit cards that many gamblers use to access funds in Macau;
•	a lack of demand from high rollers and less visits to Macau primarily due to recent anti-corruption enforcement by the PRC government; and
•	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers, which remain within our collection policy of 180 days.” (P.50 and 51)

“Revenue from VIP gaming promotion operations was US$234 million for the year ended December 31, 2014, as compared to US$237 million for the year ended December 31, 2013……..The reduction in amounts of gaming credit we make available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover since 2012. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.” (P.53)

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

“Our Rolling Chip Turnover was significantly impacted by:

•	a higher than the statistical average win rate, which results in lower Rolling Chip Turnover;
•	certain players are being deterred by a variety of factors including tighter visa policies for mainland Chinese visitors, increased oversight of credit cards that many gamblers use to access funds in Macau, and new smoking restrictions at casinos;
•	a lack of demand from high rollers primarily due to recent anti-corruption enforcement act by PRC government; and
•	our tightening policy to provide gaming credit.” (P.54)

All of these reasons and factors have led to changes in the assumption of the projection.

Footnote:

Note 2: Use of Estimates (F-10)

“These estimates and judgments are based on historical information, information that is currently available to management and on various other assumptions that management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price obligation for the King’s Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions, goodwill and other intangible assets in these consolidated financial statements. Actual results could vary from those estimates.

Note 2: Fair Value of Financial Instruments (F-15)

	Fair Value
Contingent Consideration	as of 12/31/2015	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$-	Forecasted Performance, June 2016	Chip Turnover Annual Growth	(60)% - (20)%

		Monte Carlo Method	Average Simulated Share Prices	$1.07

	Fair Value
Contingent Consideration	as of 12/31/2014	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$41,404,026	Forecasted Performance, 2015 - June 2016	Chip Turnover Annual Growth	(40)% - (5)%

		Monte Carlo Method	Average Simulated Share Prices	$1.24 - $1.29

Bao Li Gaming	$42,291,631	Forecasted Performance, 2015	Chip Turnover Annual Growth	(20)% - (5)%

		Monte Carlo Method	Average Simulated Share Prices	$1.26 - $1.31

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

“The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s ordinary shares (the “Ordinary Shares”) under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement. As of December 31, 2015, the Bao Li Gaming final contingent consideration was determined based upon actual performance and no future estimates are required.”

Note 10 and Note 11: Acquisition of Bao Li Gaming Promotion Limited and Acquisition of the Oriental VIP Room (F-27 and F29)

“Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. ………... Fluctuations in the market value of the Company’s Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.”

Please see below for the Company analysis and related records to support our disclosure above.

The table (In USD million) below is our analysis and internal record of the performance of the Oriental’s network since acquisition date to December 31, 2015.

Oriental’s network	6 months ended Jul – Dec 2013	6 months ended Jan – Jun 2014	6 months ended Jul – Dec 2014	6 months ended Jan – Jun 2015	6 months ended Jul – Dec 2015
Rolling Chips Turnover (“RCT”)	$2,131	$3,103	$1,953	$929	$357

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

As of December 31, 2014 and as February 28, 2015 (one month before the 20-F filing), the Oriental’s network already reached 78% and 92% of the RCT earnout target ($2.5 billion) for the 12 month period ended June 30, 2015, respectively, and we believed that it was highly likely to reach the RCT earnout target by June 2015. We further expected that the performance of Oriental’s network would also be able to meet the earnout target by June 2016 after considering the performance in the second year and considering the slight downward trend in the Macau gaming industry during 2014 and early 2015, which is reflected in the negative RCT annual growth rates input used in the contingent consideration valuation model. The gross gaming revenue (“GGR”) in the Macau gaming industry decreased by 2% from US$45.2 billion in 2013 to US$44.1 billion in 2014 and significantly decreased by 34% to US$28.9 billion in 2015. The VIP market situation in Macau shifted downward significantly during 2015 due to the impact from the People’s Republic of China (“PRC”) government policies, such as anti-corruption, tightening the usage of credit card and visa control, as well as other factors. As of December 31, 2015, the Oriental’s network only reached 14% of the RCT earnout target ($2.5 billion) for the 12 month period ended June 30, 2016 and the RCT monthly record indicated the RCT went downward. Therefore, we projected that Oriental’s network is highly unlikely to reach the RCT earnout target by June 30, 2016.

The table below (In USD Million) is the RCT performance of Bao Li’s network for the years ended 2013 through 2015.

Bao Li’s network	Jan – Dec 2013	Jan – Dec 2014	Jan – Dec 2015
Rolling Chips Turnover (“RCT”)	$5,292	$4,124	$2,603

As of December 31, 2014, Bao Li’s network performed well and was able to meet the basic and incremental earnout targets for 2014. Management considered the monthly RCT records from Bao Li’s network and expected that the RCT of Bao Li’s network would continue to outperform the market and would be able to meet the basic and incremental earnout targets in the projections for year 2015.

The significant increase in contingent consideration liabilities in 2014 are because of the following:

1.	On December 31, 2013, management’s assumptions on lower growth rates for RCT were based on the overall Macau VIP room future business outlook, limited actual RCT records for both Bao Li’s (12 months only) and Oriental’s network (6 months only), as well as reference to the trend of RCT performance from the past acquisition- King’s Gaming which indicated RCT performance generally decreased from the second year.

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

2.	On December 31, 2014 and in the subsequent period before the 20-F was released, each network’s RCT performance was better than expectations (the projection in 2013). Therefore, management adjusted the growth rates upward and contingent consideration liabilities increased accordingly.

Note 13 – Commitments and Contingencies, page F-34

2.	You state that you have entered into employment agreements with the sellers of your acquired businesses in recent years. We also note that you have recorded significant amounts of contingent consideration to the sellers of these profit interests. In this regard, for the most recent acquisitions of Bao Li Gaming and Oriental VIP Room, please tell us your consideration of any of the contingent considerations as compensation expense given the continued employment of the sellers with the companies acquired in accordance with ASC 805-10-25-21.

Response:

ASC 805-10-25-21 states:

25-21 A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The following are examples of separate transactions that are not to be included in applying the acquisition method:

a.	A transaction that in effect settles preexisting relationships between the acquirer and acquiree (see paragraphs 805-10-55-20 through 55-23)

b.	A transaction that compensates employees or former owners of the acquiree for future services (see paragraphs 805-10-55-24 through 55-26)

c.	A transaction that reimburses the acquiree or its former owners for paying the acquirer’s acquisition-related costs (see paragraph 805-10-25-23).

55-24 Whether arrangements for contingent payments to employees or selling shareholders are contingent consideration in the business combination or are separate transactions depends on the nature of the arrangements. Understanding the reasons why the acquisition agreement includes a provision for contingent payments, who initiated the arrangement, and when the parties entered into the arrangement may be helpful in assessing the nature of the arrangement.

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

55-25 If it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the following indicators.

Please see the analysis below in accordance with the indicators mentioned in ASC 805-10-55-25 for both of Bao Li and Oriental VIP room acquisitions:

1.	Continuing employment: There is no requirement for continuing employment in the acquisition agreements. The contingent consideration arrangement cannot be forfeited on termination of the employment agreement with former owners (Mr. Lou, Mr. Lei and Mr. Vong).
2.	Duration of continuing employment: The duration of employment agreement is 5 years and can be terminated anytime.
3.	Level of compensation: The salary level of the former owners is similar to level of other key employees.
4.	Incremental payments to employees: Not applicable because the Company hired all former owners. All former owners received the same contingent payments on a per-share basis.
5.	Number of shares owned: Although all former owners continue as key employees, all former owners receive the same amount of contingent consideration on a per-share basis.
6.	Linkage to the valuation: The initial consideration paid to the former owners were approximately 31% and 34% of total estimated valuation of Bao Li and Oriental VIP room, respectively, at the acquisition date and the contingent formula relates to that valuation approach.
7.	Formula for determining consideration: The contingent consideration is determined on the basis of a multiple of RCT performance, not the specified percentage of earnings.
8.	Other agreements and issues: Not applicable. There are no other agreements. Non-competition is mentioned under employment agreement.

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial do Grupo Brilhantismo 12 Andar T Macau Tel: (853) 2872 3425 Fax: (853) 2872 3426

Based on the analysis above, there is no requirement for continuing employment in the acquisition agreements. The contingent consideration arrangement cannot be forfeited upon termination of the employment agreement with former owners. The salary level of the former owners is similar to level of other key employees. The initial consideration paid to the former owners were approximately 31% and 34% of the total estimated valuation of Bao Li and Oriental VIP room, respectively, at the acquisition date and the contingent formula relates to that valuation approach. The contingent consideration is determined on the basis of a multiple of RCT performance, not the specified percentage of earnings. The Company concluded that contingent consideration arrangements are primarily for the benefit of the former owners and not compensatory in nature.

Iao Kun Group Holding Company Limited acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at +853 2872 3425 or via email: ryany@ikghcl.com.

Yours faithfully,

/s/ Yip Cheuk Fai

Yip Cheuk Fai

Chief Financial Officer

Iao Kun Group Holding Company Limited